UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. _____)*

WebMediaBrands Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

48207D101
(CUSIP Number)

QuinStreet, Inc.
Attn: Daniel Caul
1051 E. Hillsdale Blvd, Suite 800
Foster City, CA 94404
(650) 578-7700
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

Copy to:
Edward Deibert
Howard Rice Nemerovski Canady Falk & Rabkin,
A Professional Corporation
Three Embarcadero Center, Suite 700
San Francisco, CA 94111-4024
(415) 434-1600

August 7, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box.   ¨

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of Reporting Persons.	QuinStreet, Inc.
(a) ☐
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(b) ý
(3)	SEC Use Only
(4)	Source of Funds (See Instructions)	OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	¨
(6)	Citizenship or Place of Organization	California, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	Sole Voting Power	0

(8)	Shared Voting Power	13,566,942[1]

(9)	Sole Dispositive Power	0

(10)	Shared Dispositive Power	0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	13,566,942[1]
(12)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	¨
(13)	Percent of Class Represented by Amount in Row (9)	37%[2]
(14)	Type of Reporting Person (See Instructions)	CO

1 Beneficial ownership of the common stock, par value $0.01 per share (“Common Stock”), of WebMediaBrands Inc., a Delaware corporation (the “Company”), referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the Support Agreements described in Items 3 and 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed. The reported beneficial ownership is comprised of 13,566,942 shares of Common Stock that are subject to the Support Agreements. Upon the exercise of any options to acquire shares of Common Stock by the parties to the Support Agreements, such shares of Common Stock acquired upon exercise thereof shall be included under the applicable Support Agreement and the reporting person may be deemed to have beneficial ownership of such Common Stock, if any.

2 The calculation of the percentage is based on 36,732,411 shares of Common Stock issued and outstanding as of August 7, 2009, which number is reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 12, 2009, less 65,000 shares of Common Stock held by the Company as treasury stock.

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Item 1.     Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the Common Stock of the Company. The Company’s principal executive offices are located at 23 Old Kings High South, Darien, Connecticut 06820.

Item 2.     Identity and Background

(a) – (c) and (f)

This Statement is being filed by QuinStreet, Inc., a California corporation (“QuinStreet”). QuinStreet’s principal business and executive offices are located at 1051 E. Hillsdale Blvd, Suite 800, Foster City, California 94404. The principal business of QuinStreet is providing customers vertical media and marketing online.

Schedule 1 attached to this Statement, which is incorporated herein by reference, contains the following information concerning each director and executive officer of QuinStreet: (i) the name and residence or business address, (ii) the present principal occupation or employment, and (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted. To the knowledge of QuinStreet, each of the persons named on Schedule 1 (the “Schedule 1 Persons”) is a United States citizen.

(d) and (e)

During the last five years, neither QuinStreet nor, to the knowledge of QuinStreet, any of the Schedule 1 Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration

In connection with the Purchase Agreement described in Item 4, as a condition to the willingness of QuinStreet to enter into the Purchase Agreement, and as an inducement and in consideration therefor, QuinStreet entered into Support Agreements (each, a “Support Agreement,” and collectively, the “Support Agreements”) with each of Alan M. Meckler, Ellen Meckler, Meckler Foundation Inc., Alan M. Meckler 2008 Grantor Retained Annuity Trust (the “Meckler GRAT”), Herman Meckler Family Trust #1 and Herman Meckler Family Trust #2 (each, a “Stockholder,” and collectively, the “Stockholders”). By reason of QuinStreet entering into the Support Agreements with the Stockholders, and by reason of the irrevocable proxy contained therein, QuinStreet may be deemed to have acquired beneficial ownership of the shares of Common Stock that are the subject of the Support Agreements. The transactions contemplated by the Support Agreements do not require the expenditure of any funds. QuinStreet anticipates that it will fund the transactions contemplated by the Purchase Agreement with cash on hand on the closing date. For a more detailed description of the Support Agreements, see Item 4 below, which description is incorporated herein by reference in response to this Item 3.

Item 4.     Purpose of Transaction

Purchase Agreement

On August 7, 2009, QuinStreet entered into an Asset Purchase Agreement (the “Purchase Agreement”) with the Company, which provides that, subject to certain conditions set forth therein, QuinStreet will acquire the Company’s assets related to the Company’s Internet.com business (the “Business Assets”) for an aggregate purchase price of $18 million in cash, subject to a working capital purchase price adjustment. The Purchase Agreement provides that, upon the terms and subject to the conditions set forth in the Purchase Agreement, QuinStreet will purchase from the Company, and the Company will transfer, assign, convey and deliver to QuinStreet, the Business Assets, and QuinStreet will assume specified liabilities related to the Internet.com business (the “Transaction”). The Transaction is not subject to a financing condition. The consummation of the Transaction is subject to approval by the Company’s stockholders and other customary closing conditions.

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Item 4.     Purpose of Transaction (Cont.)

Support Agreements

As noted in Item 3 above, in connection with the Purchase Agreement, as a condition to the willingness of QuinStreet to enter into the Purchase Agreement, and as an inducement and in consideration therefor, QuinStreet entered into the Support Agreements with the Stockholders. Pursuant to the respective Support Agreement, each Stockholder (other than the Meckler GRAT) has agreed, during the period from the date of such Support Agreement through the earlier of the date upon which the Purchase Agreement is validly terminated or the date upon which the Transaction is consummated, at any meeting of the stockholders of the Company, and at any adjournment thereof, and on every action or approval by written consent of the stockholders of the Company, to vote all shares of Common Stock beneficially owned by the Stockholder (or to cause them to be voted) or (as appropriate) execute written consents in respect thereof (i) in favor of the approval of the Purchase Agreement and the transactions contemplated by the Purchase Agreement and in favor of any action in furtherance of the foregoing, (ii) against any action or agreement that would result in a breach of any representation, warranty, covenant or obligation of the Company in the Purchase Agreement, (iii) against any Takeover Proposal (as defined in the Purchase Agreement) and (iv) against any other action which is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the Transaction or any of the other transactions contemplated by the Purchase Agreement or the Support Agreements. The Meckler GRAT also agreed to all of the foregoing, except that its Support Agreement only requires it to vote in favor of the Transaction the number of securities over which the Meckler GRAT has voting control equal to (i) 37% of the shares of capital stock of the Company that are entitled to vote on the Transaction minus (ii) the number of shares of capital stock of the Company that are entitled to vote on the Transaction, that are owned by the other Stockholders (excluding the Meckler GRAT), and that are subject to the other Support Agreements.

Pursuant to the respective Support Agreement, each Stockholder irrevocably appointed each officer of QuinStreet as the Stockholder's attorney-in-fact and proxy, with full power of substitution, to vote, express consent or dissent or otherwise utilize such voting power in the manner contemplated by the Support Agreement with respect to such Stockholder's shares at every meeting of the stockholders of the Company, and in every written consent in lieu of any such meeting, to the extent described above.

Other than as described above, QuinStreet has no plans or proposals which relate to, or may result in, any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The summaries of the Purchase Agreement and the Support Agreements contained in this Item 4 are qualified in their entirety by reference to the Purchase Agreement and the Support Agreements, each of which is incorporated herein by reference. A copy of the Purchase Agreement was filed with the Securities and Exchange Commission on August 11, 2009, as Exhibit 10.1, to the Company's Current Report on Form 8-K. A copy of the form of Support Agreement is filed herewith as Exhibit B; provided, however, that the form of Support Agreement to which the Meckler GRAT is a party differs as set forth above.

Item 5.     Interest in Securities of the Issuer

(a) Pursuant to the Support Agreements, QuinStreet may be deemed to beneficially own 13,566,942 shares of Common Stock, which represents 37% of the beneficial ownership of the Company, which is calculated based on a total of 36,732,411 shares of Common Stock issued and outstanding as of August 7, 2009, which number is reported in the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 12, 2009, less 65,000 shares of Common Stock held by the Company as treasury stock. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by QuinStreet that it is the beneficial owner of any Common Stock referred to herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(b) Pursuant to the Support Agreements and the limited proxies granted therein, QuinStreet may be deemed to have shared power to vote 13,566,942 shares of Common Stock held beneficially by the Stockholders.

(c) None of QuinStreet or, to the knowledge of QuinStreet, any of the Schedule 1 Persons, has effected any transaction in the Common Stock during the past 60 days.

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Item 5.     Interest in Securities of the Issuer (Cont.)

(d) To the knowledge of QuinStreet, the Stockholders are the record owners of the shares of Common Stock covered by the Support Agreements that QuinStreet may be deemed to beneficially own. To the knowledge of QuinStreet, no person other than the Stockholders has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by the Support Agreements.

(e) Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the arrangements described in Items 3, 4 or 5 of this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between QuinStreet or, to the knowledge of QuinStreet, any of the Schedule 1 Persons and any other person, with respect to any securities of the Company, including, without limitation, transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.     Material to Be Filed as Exhibits

Exhibit No.	Description
A	Asset Purchase Agreement, dated as of August 7, 2009 by and between WebMediaBrands Inc. and QuinStreet, Inc. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on August 11, 2009)

B	Form of Support Agreement

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Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 14, 2009	QuinStreet, Inc. By: /s/ Daniel Caul Print Name: Daniel Caul Title: Senior Vice President and General Counsel

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SCHEDULE 1

     Set forth below is the name, business address, present principal occupation or employment and the name, principal business and address of any organization in which such employment is conducted of each director and executive officer of QuinStreet.

Directors
Name	Business Address	Present Principal Occupation or Employment
Bill Bradley	c/o Allen & Company LLC 711 5th Ave., 9th Fl. New York, NY 10022	Managing Director, Allen & Company LLC
John G. (Jack) McDonald	c/o Stanford Graduate School of Business 518 Memorial Way Stanford University Stanford, CA 94305-5015	Professor, Stanford Graduate School of Business
Greg Sands	c/o Sutter Hill Ventures 755 Page Mill Road, Suite A-200 Palo Alto, CA 94304-1005	Managing Director, Sutter Hill Ventures
Jim Simons	c/o Split Rock Partners 10400 Viking Drive, Suite 550 Minneapolis, MN 55344	Managing Director, Split Rock Partners
Glenn Solomon	c/o GGV Capital 2494 Sand Hill Road, Suite 100 Menlo Park, CA 94025	Managing Partner, GGV Capital
Dana Stalder	c/o Matrix Partners 2500 Sand Hill Road, Suite 200 Menlo Park, CA 94025	General Partner, Matrix Partners
Doug Valenti	c/o QuinStreet, Inc. 1051 E. Hillsdale Blvd., Suite 800 Foster City, CA 94404	Chairman and CEO, QuinStreet, Inc.

Executive Officers (Who Are Not Directors)
Name	Business Address	Present Principal Occupation or Employment
Nina Bhanap	c/o QuinStreet, Inc. 1051 E. Hillsdale Blvd., Suite 800 Foster City, CA 94404	Chief Technology Officer
Daniel Caul	c/o QuinStreet, Inc. 1051 E. Hillsdale Blvd., Suite 800 Foster City, CA 94404	Senior Vice President and General Counsel
Tom Cheli	c/o QuinStreet, Inc. 1051 E. Hillsdale Blvd., Suite 800 Foster City, CA 94404	Executive Vice President
Kenneth Hahn	c/o QuinStreet, Inc. 1051 E. Hillsdale Blvd., Suite 800 Foster City, CA 94404	Chief Financial Officer
Scott Mackley	c/o QuinStreet, Inc. 1051 E. Hillsdale Blvd., Suite 800 Foster City, CA 94404	Executive Vice President
Bronwyn Syiek	c/o QuinStreet, Inc. 1051 E. Hillsdale Blvd., Suite 800 Foster City, CA 94404	President and Chief Operating Officer

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Exhibit B

SUPPORT AGREEMENT

     THIS SUPPORT AGREEMENT (“Agreement”) is entered into as of August __, 2009, by and between QuinStreet, Inc., a California corporation (“Purchaser”), and ___________ (“Stockholder”).

RECITALS

     A.     Stockholder is a holder of record or the “beneficial owner” (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of certain shares of capital stock of WebMediaBrands Inc., a Delaware corporation (the “Company”).

     B.     Purchaser and the Company are entering into an Asset Purchase Agreement of even date herewith (the “Purchase Agreement”) pursuant to which Purchaser is agreeing to acquire certain assets and assume certain liabilities of the Company (the “Acquisition”).

     C.     In order to induce Purchaser to enter into the Purchase Agreement, Stockholder is entering into this Agreement.

AGREEMENT

     The parties to this Agreement, intending to be legally bound, agree as follows:

ARTICLE I
CERTAIN DEFINITIONS

     Capitalized terms used but not defined in this Agreement shall have the meanings set forth in the Purchase Agreement. For purposes of this Agreement:

     1.1     “Designated Securities” shall mean those Subject Securities that are entitled to be voted on the Acquisition over which Stockholder has voting control (within the meaning of Rule 13d-3 under the Exchange Act).

     1.2     Stockholder shall be deemed to “Own” or to have acquired “Ownership” of a security if Stockholder: (i) is the record owner of such security; or (ii) is the “beneficial owner” (within the meaning of Rule 13d-3 under the Exchange Act) of such security.

     1.3     “Person” shall mean any (i) individual, (ii) corporation, limited liability company, partnership or other entity, or (iii) governmental authority.

     1.4     “Subject Securities” shall mean: (i) all securities of the Company (including all shares of capital stock of the Company and all options, warrants and other rights to acquire shares of capital stock of the Company) Owned by Stockholder as of the date of this Agreement; and (ii) all additional securities of the Company (including all additional shares of capital stock of the Company and all additional options, warrants and other rights to acquire shares of capital stock of the Company) of which Stockholder acquires Ownership during the period from the date of this Agreement through the Voting Covenant Expiration Date.

     1.5     The term “Takeover Proposal” shall have the meaning assigned in the Purchase Agreement.

     1.6     A Person shall be deemed to have effected a “Transfer” of a security if such Person directly or indirectly: (i) sells, pledges, encumbers, grants an option with respect to, transfers or disposes of such security or any interest in such security to any Person other than Purchaser; (ii) enters into an agreement or commitment contemplating the possible sale of, pledge of,encumbrance of, grant of an option with respect to, transfer of or disposition of such security or any interest therein to any Person other than Purchaser; or (iii) reduces such Person’s beneficial ownership of, interest in or risk relating to such security.

     1.7     “Voting Covenant Expiration Date” shall mean the earlier of the date upon which the Purchase Agreement is validly terminated, or the date upon which the Acquisition is consummated.

ARTICLE II
TRANSFER OF SUBJECT SECURITIES AND VOTING RIGHTS

     2.1     Restriction on Transfer of Subject Securities. Subject to Section 2.3, during the period from the date of this Agreement through the Voting Covenant Expiration Date, Stockholder shall not, directly or indirectly, cause or permit any Transfer of any of the Subject Securities to be effected.

     2.2     Restriction on Transfer of Voting Rights. During the period from the date of this Agreement through the Voting Covenant Expiration Date, Stockholder shall ensure that: (a) none of the Subject Securities is deposited into a voting trust; and (b) no proxy is granted, and no voting agreement or similar agreement is entered into, with respect to any of the Subject Securities.

     2.3     Permitted Transfers. Section 2.1 shall not prohibit a transfer of shares of capital stock of the Company by Stockholder (i) to any member of his immediate family, or to a trust for the benefit of Stockholder or any member of his immediate family, or (ii) upon the death of Stockholder; provided, however, that a transfer referred to in this sentence shall be permitted only if, as a precondition to such transfer, the transferee agrees in a writing, reasonably satisfactory in form and substance to Parent, to be bound by the terms of this Agreement.

ARTICLE III
VOTING OF SHARES

     3.1     Voting Covenant Prior to Termination of Purchase Agreement. Stockholder hereby agrees that, prior to the Voting Covenant Expiration Date, at any meeting of the stockholders of the Company, however called, and in any written action by consent of stockholders of the Company, unless otherwise directed in writing by Purchaser, Stockholder shall cause the Designated Securities to be voted:

               (a)     in favor of the approval of the Purchase Agreement and the transactions contemplated by the Purchase Agreement and in favor of any action in furtherance of the foregoing;

               (b)     against any action or agreement that would result in a breach of any representation, warranty, covenant or obligation of the Company in the Purchase Agreement; and

               (c)     against (i) any Takeover Proposal and (ii) any other action which is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the Acquisition or any of the other transactions contemplated by the Purchase Agreement or this Agreement.

Prior to the Voting Covenant Expiration Date, Stockholder shall not enter into any agreement or understanding with any Person to vote or give instructions in any manner inconsistent with clause “(a),” “(b),” or “(c)” of the preceding sentence.

     3.2     Proxy; Further Assurances.

               (a)     Contemporaneously with the execution of this Agreement: (i) Stockholder shall deliver to Purchaser a proxy in the form attached to this Agreement as Exhibit A, which shall be irrevocable to the fullest extent permitted by law prior to the Voting Covenant Expiration Date with respect to the shares referred to therein (the “Proxy”); and (ii) Stockholder shall use commercially reasonable efforts to cause to be delivered to Purchaser an additional proxy (in the form attached hereto as Exhibit A) executed on behalf of the record owner of any outstanding Designated Shares of the Company that are owned beneficially (within the meaning of Rule 13d-3 under the Exchange Act), but not of record, by Stockholder.

               (b)     Stockholder shall perform such further acts and execute such further proxies and other documents and instruments as may reasonably be required to vest in Purchaser the power to carry out and give effect to the provisions of this Agreement.

ARTICLE IV
NO SOLICITATION

     Stockholder agrees that, during the period from the date of this Agreement through the Voting Covenant Expiration Date, Stockholder shall not, directly or indirectly, and Stockholder shall ensure that his or its Representatives (as defined in the Purchase Agreement) do not, directly or indirectly, take any action which would cause a breach of Section 6.3 of the Purchase Agreement. Stockholder shall immediately cease and discontinue, and Stockholder shall ensure that his or its Representatives immediately cease and discontinue, any existing discussions with any Person that relate to any Takeover Proposal.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF STOCKHOLDER

     Stockholder hereby represents and warrants to Purchaser as follows:

     5.1     Authorization, etc. Stockholder has the right, power, authority and capacity to execute and deliver this Agreement and the Proxy and to perform his or its obligations hereunder and thereunder. This Agreement and the Proxy have been duly executed and delivered by Stockholder and constitute legal, valid and binding obligations of Stockholder, enforceable against Stockholder in accordance with their terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

     5.2     No Conflicts or Consents.

               (a)     The execution and delivery of this Agreement and the Proxy by Stockholder do not, and the performance of this Agreement and the Proxy by Stockholder will not: (i) conflict with or violate any law, rule, regulation, order, decree or judgment applicable to Stockholder or by which he or it or any of his or its properties is or may be bound or affected; or (ii) result in or constitute (with or without notice or lapse of time) any breach of or default under, or give to any other Person (with or without notice or lapse of time) any right of termination, amendment, acceleration or cancellation of, or result (with or without notice or lapse of time) in the creation of any encumbrance or restriction on any of the Subject Securities pursuant to, any contract to which Stockholder is a party or by which Stockholder or any of his or its Affiliates or properties is or may be bound or affected.

               (b)     The execution and delivery of this Agreement and the Proxy by Stockholder do not, and the performance of this Agreement and the Proxy by Stockholder will not, require any consent or approval of or notice to any Person.

     5.3     Title to Securities. As of the date of this Agreement: (a) Stockholder holds of record (free and clear of any encumbrances or restrictions other than encumbrances and restrictions in favor of Purchaser pursuant to this Agreement and except for such transfer restrictions of general applicability as may be provided under the Securities Act of 1933, as amended, the Exchange Act, and the “blue sky” laws of the various states of the United States) the number of outstanding shares of capital stock of the Company set forth under the heading “Shares Held of Record” on the signature page hereof; (b) Stockholder holds (free and clear of any encumbrances or restrictions) the options, warrants and other rights to acquire shares of capital stock of the Company set forth under the heading “Options and Other Rights” on the signature page hereof; (c) Stockholder Owns the additional securities of the Company set forth under the heading “Additional Securities Beneficially Owned” on the signature page hereof; and (d) Stockholder does not directly or indirectly Own any shares of capital stock or other securities of the Company, or any option, warrant or other right to acquire (by purchase, conversion or otherwise) any shares of capital stock or other securities of the Company, other than the shares and options, warrants and other rights set forth on the signature page hereof.

     5.4     Accuracy of Representations. The representations and warranties contained in this Agreement are accurate in all respects as of the date of this Agreement, will be accurate in all respects at all times through and as of the Voting Covenant Expiration Date.

ARTICLE VI
ADDITIONAL COVENANTS OF STOCKHOLDER

     6.1     Further Assurances. From time to time and without additional consideration, Stockholder shall execute and deliver, or cause to be executed and delivered, such additional transfers, assignments, endorsements, proxies, consents and other instruments, and shall use commercially reasonable efforts to take such further actions, as Purchaser may reasonably request for the purpose of carrying out and furthering the intent of this Agreement.

     6.2     Legends. If requested by Purchaser, immediately after the execution of this Agreement (and from time to time upon the acquisition by Stockholder of Ownership of any shares of capital stock of the company prior to the Voting Covenant Expiration Date), Stockholder shall cause each certificate evidencing any outstanding shares of capital stock of the Company or other securities of the Company Owned by Stockholder to be surrendered so that the transfer agent for such securities may affix thereto a legend in the following form:

THE SECURITY OR SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, EXCHANGED OR OTHERWISE TRANSFERRED OR DISPOSED OF EXCEPT IN COMPLIANCE WITH THE TERMS AND PROVISIONS OF A SUPPORT AGREEMENT DATED AS OF AUGUST 7, 2009, AS IT MAY BE AMENDED, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICES OF THE ISSUER.

ARTICLE VII
MISCELLANEOUS

     7.1     Action in Stockholder Capacity Only. The parties acknowledge that this Agreement is entered into by Stockholder in his capacity as Owner of the Subject Securities and that nothing in this Agreement shall in any way restrict or limit any director or officer of the Company (including, without limitation, Stockholder) from taking any action in his or her capacity as a director or officer of the Company that he or she, in good faith, reasonably believes is necessary for him or her to comply with his or her fiduciary duties as a director or officer of the Company, including, without limitation, participating in his or her capacity as a director of the Company in any discussions or negotiations of the Purchase Agreement or any other actions, discussions or negotiations permitted under Section 6.3 of the Purchase Agreement, and no such action taken (or omitted to be taken) by Stockholder in any such capacity shall be deemed to constitute a breach of or a default under any provision of this Agreement; provided, however, that Stockholder in his capacity as Owner of the Subject Securities is obligated to comply with the terms of this Agreement. Purchaser acknowledges that Stockholder cannot bind the Company in connection with any matter contemplated hereby, and is not so binding the Company hereunder, without the express written authorization of the Company’s Board of Directors.

     7.2     Survival of Representations, Warranties and Agreements. All representations, warranties, covenants and agreements made by Stockholder in this Agreement shall survive the Voting Covenant Expiration Date.

     7.3     Expenses. All costs and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such costs and expenses.

     7.4     Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt between 9:00 am and 5:00 pm local time on a Business Day, or at 9:00 am local time on the next Business Day if delivered other than between 9:00 am and 5:00 pm local time on a Business Day) by delivery in person, by an internationally recognized overnight courier service, by facsimile or registered or certified mail (postage prepaid, return receipt requested) to the respective parties to this Agreement at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 7.4):

               if to Stockholder:

                              at the address set forth on the signature page hereof; and

                              with a copy (which shall not constitute notice) to:

                              Wyrick Robbins Yates & Ponton LLP
                              4101 Lake Boone Trail, Suite 300
                              Raleigh, NC 27607
                              Facsimile: (919) 781-4865
                              Attention: David L. Wilke, Esq.

if to Purchaser: QuinStreet, Inc. 1051 East Hillsdale Blvd Foster City, California 94404 Facsimile: (650) 350-1423 Attention: General Counsel
                              with a copy (which shall not constitute notice) to:

                              Howard Rice Nemerovski Canady Falk & Rabkin, A Professional Corporation
                              3 Embarcadero Center, 7th Floor
                              San Francisco, California 94111
                              Facsimile: (415) 217-5910
Attention: Edward Deibert, Esq.

     7.5     Severability. If any provision of this Agreement or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (b) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (c) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this Agreement. Each provision of this Agreement is separable from every other provision of this Agreement, and each part of each provision of this Agreement is separable from every other part of such provision.

     7.6     Entire Agreement. This Agreement, the Proxy and any other documents delivered by the parties in connection herewith constitute the entire agreement between the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings between the parties with respect thereto. No addition to or modification of any provision of this Agreement shall be binding upon either party unless made in writing and signed by both parties.

     7.7     Assignment; Binding Effect. Except as provided herein, neither this Agreement nor any of the interests or obligations hereunder may be assigned or delegated by Stockholder or Purchaser, and any attempted or purported assignment or delegation of any of such interests or obligations shall be void; provided, however, Purchaser may assign this agreement in connection with an assignment of the Purchase Agreement pursuant to its terms. Subject to the preceding sentence, this Agreement shall be binding upon Stockholder and his heirs, estate, executors and personal representatives and his or its successors and assigns, and shall inure to the benefit of Purchaser and its successors and assigns. Without limiting any of the restrictions set forth in Section 2 or elsewhere in this Agreement, this Agreement shall be binding upon any Person to whom any Subject Securities are transferred. Nothing in this Agreement is intended to confer on any Person (other than Purchaser and its successors and assigns) any rights or remedies of any nature.

     7.8     Indemnification. Stockholder shall hold harmless and indemnify Purchaser and Purchaser’s affiliates from and against, and shall compensate and reimburse Purchaser and Purchaser’s affiliates for, any loss, damage, claim, liability, fee (including attorneys’ fees), demand, cost or expense (regardless of whether or not such loss, damage, claim, liability, fee, demand, cost or expense relates to a third-party claim) that is directly or indirectly suffered or incurred by Purchaser or any of Purchaser’s affiliates, or to which Purchaser or any of Purchaser’s affiliates otherwise becomes subject, and that arises directly or indirectly from, or relates directly or indirectly to, (a) any inaccuracy in or breach of any representation or warranty contained in this Agreement, or (b) any failure on the part of Stockholder to observe, perform or abide by, or any other breach of, any restriction, covenant, obligation or other provision contained in this Agreement or in the Proxy.

     7.9     Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement or the Proxy were not performed in accordance with its specific terms or were otherwise breached. Stockholder agrees that, in the event of any breach or threatened breach by Stockholder of any covenant or obligation contained in this Agreement or in the Proxy, Purchaser shall be entitled (in addition to any other remedy that may be available to it, including monetary damages) to seek and obtain (a) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation, and (b) an injunction restraining such breach or threatened breach. Stockholder further agrees that neither Purchaser nor any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 7.9, and Stockholder irrevocably waives any right he or it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

     7.10     Non-Exclusivity. The rights and remedies of Purchaser under this Agreement are not exclusive of or limited by any other rights or remedies which it may have, whether at law, in equity, by contract or otherwise, all of which shall be cumulative (and not alternative). Without limiting the generality of the foregoing, the rights and remedies of Purchaser under this Agreement, and the obligations and liabilities of Stockholder under this Agreement, are in addition to their respective rights, remedies, obligations and liabilities under common law requirements and under all applicable statutes, rules and regulations. Nothing in this Agreement shall limit any of Stockholder’s obligations, or the rights or remedies of Purchaser, under any other agreement between Purchaser and Stockholder; and nothing in any such agreement shall limit any of Stockholder’s obligations, or any of the rights or remedies of Purchaser, under this Agreement.

     7.11     Governing Law; Venue.

                 (a)     This Agreement and the Proxy shall be construed in accordance with, and governed in all respects by, the laws of the State of Delaware (without giving effect to principles of conflicts of laws).

                 (b)     Any legal action or other legal proceeding relating to this Agreement or the Proxy or the enforcement of any provision of this Agreement or the Proxy may be brought or otherwise commenced in any state or federal court located in the State of Delaware. Each party:

(i) expressly and irrevocably consents and submits to the jurisdiction of each state and federal court located in the State of Delaware in connection with any such legal proceeding;
(ii) agrees that service of any process, summons, notice or document by U.S. mail addressed to him or it at the address set forth on the signature page hereof shall constitute effective service of such process, summons, notice or document for purposes of any such legal proceeding;
(iii) agrees that each state and federal court located in the State of Delaware shall be deemed to be a convenient forum; and
     (iv)   agrees not to assert (by way of motion, as a defense or otherwise), in any such legal proceeding commenced in any state or federal court located in the State of Delaware, any claim that such party is not subject personally to the jurisdiction of such court, that such legal proceeding has been brought in an inconvenient forum, that the venue of such proceeding is improper or that this Agreement or the subject matter of this Agreement may not be enforced in or by such court.

                 (c)     EACH PARTY IRREVOCABLY WAIVES THE RIGHT TO A JURY TRIAL IN CONNECTION WITH ANY LEGAL PROCEEDING RELATING TO THIS AGREEMENT OR THE PROXY OR THE ENFORCEMENT OF ANY PROVISION OF THIS AGREEMENT OR THE PROXY.

     7.12     Counterparts. This Agreement may be executed in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.

     7.13     Captions. The captions contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

     7.14     Attorneys’ Fees. In any legal action or other legal proceeding relating to this Agreement or the enforcement of any provision of this Agreement, the prevailing party shall be entitled to recover reasonable attorneys’ fees, costs and disbursements (in addition to any other relief to which the prevailing party may be entitled).

     7.15     Waiver. No failure on the part of a party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of a party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. Neither party shall be deemed to have waived any claim available to such party arising out of this Agreement, or any power, right, privilege or remedy of such party under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

     7.16     Construction.

                 (a)     For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

                 (b)     The parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

                 (c)     As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

                 (d)     Except as otherwise indicated, all references in this Agreement to “Sections” and “Exhibits” are intended to refer to Sections of this Agreement and Exhibits to this Agreement.

     IN WITNESS WHEREOF, Purchaser and Stockholder have caused this Agreement to be executed as of the date first written above.

QUINSTREET, INC.

By:  _______________________________________________________________
Name:  _____________________________________________________________
Title:  ______________________________________________________________

__________________________________________________________
[STOCKHOLDER]

Address:     _________________________________________________________
Facsimile:    _________________________________________________________

Shares Held of Record	Options and Other Rights	Additional Securities Beneficially Owned

EXHIBIT A
FORM OF IRREVOCABLE PROXY

     The undersigned stockholder (the “Stockholder”) of WebMediaBrands Inc., a Delaware corporation (the “Company”), hereby irrevocably (to the fullest extent permitted by law) appoints and constitutes QUINSTREET, INC., a California corporation (“Purchaser”) and each officer of Purchaser, and each of them individually, the attorney and proxy of the Stockholder with full power of substitution and resubstitution, to the full extent of the Stockholder’s rights with respect to (i) the outstanding shares of capital stock of the Company owned of record by the Stockholder as of the date of this proxy, which shares are specified on the final page of this proxy, and (ii) any and all other shares of capital stock of the Company which the Stockholder may acquire on or after the date hereof. (The shares of the capital stock of the Company referred to in clauses “(i)” and “(ii)” of the immediately preceding sentence are collectively referred to as the “Shares.”) Upon the execution hereof, all prior proxies given by the Stockholder with respect to any of the Shares are hereby revoked, and the Stockholder agrees that no subsequent proxies will be given with respect to any of the Shares.

     This proxy is irrevocable, is coupled with an interest and is granted in connection with the Support Agreement, dated as of the date hereof, between Purchaser and the Stockholder (the “Support Agreement”), and is granted in consideration of Purchaser entering into the Asset Purchase Agreement, dated as of the date hereof, between Purchaser and the Company (the “Purchase Agreement”). This proxy will terminate on the Voting Covenant Expiration Date (as defined in the Support Agreement).

     The attorneys and proxies named above will be empowered, and may exercise this proxy, to vote the Shares at any time until the earlier to occur of the valid termination of the Purchase Agreement or the effective time of the acquisition contemplated thereby at any meeting of the stockholders of the Company, however called, and in connection with any written action by consent of stockholders of the Company:

(i) in favor of the approval of the Purchase Agreement and the transactions contemplated by the Purchase Agreement and in favor of any action in furtherance of the foregoing;
(ii) against any action or agreement that would result in a breach of any representation, warranty, covenant or obligation of the Company in the Purchase Agreement; and
(iii) against (i) any Takeover Proposal and (ii) any other action which is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the Acquisition or any of the other transactions contemplated by the Purchase Agreement or this Agreement.

     The Stockholder may vote the Shares on all other matters not referred to in this proxy, and the attorneys and proxies named above may not exercise this proxy with respect to such other matters.

     This proxy shall be binding upon the heirs, estate, executors, personal representatives, successors and assigns of the Stockholder (including any transferee of any of the Shares).

     If any provision of this proxy or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (b) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (c) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this proxy. Each provision of this proxy is separable from every other provision of this proxy, and each part of each provision of this proxy is separable from every other part of such provision. This proxy is subject to the terms of the Support Agreement and in the event of an inconsistency between the terms of this proxy and the Support Agreement, the terms of the Support Agreement shall govern.

Dated: August __, 2009	___________________________________________________________________ [Stockholder]
Number of shares of capital stock of the Company owned of record as of the date of this proxy: ___________________________________________________________

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